Exhibit 99.1

Skyline Builders Group Holding Limited Financial Results For The Six Months Ended September 30, 2025

Skyline Builders Group Holding Limited (“SKBL” or the “Company”) (Nasdaq: SKBL) is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no material operations of its own. The Company operates its business primarily through its indirectly wholly-owned operating subsidiary, Kin Chiu Engineering Limited, as an approved public works contractor undertaking roads and drainage works in Hong Kong. The Company today announced its unaudited financial results for the six months ended September 30, 2025.

Financial Results For The Six Months Ended September 30, 2025

	2025	2024	variance	variance
	US$	US$	US$	%
Revenues	27,102,960	25,491,474	1,611,486	6.3%
Cost of revenue	(25,239,127)	(23,917,413)	1,321,714	5.5%
Gross profit	1,863,833	1,574,061	289,772	18.4%

Operating expenses:
General and administrative expenses	(1,425,322)	(509,741)	915,581	179.6%
Allowance for credit losses	(47,453)	(31,357)	16,096	51.3%
Total operating expenses	(1,472,775)	(541,098)	931,677	172.2%
Income from operations	391,058	1,032,963	(641,905)	-62.1%

Other income/(expense)
Interest expense	(352,751)	(450,917)	(98,166)	-21.8%
Other income, net	639,026	35,153	603,873	1,717.8%
Total other income/(expense), net	286,275	(415,764)	702,039	168.9%
Income before income taxes and equity in net losses of affiliates	677,333	617,199	60,134	9.7%
Income tax expense	(240,643)	(86,825)	153,818	177.2%
Income before equity in net losses of affiliates	436,690	530,374	(93,684)	-17.7%
Equity in net gains / (losses) of affiliates	2,326	(431)	2,757	639.7%
Net income	439,016	529,943	(90,927)	-17.2%
Other comprehensive income/(loss)
Foreign currency translation adjustment	4,312	23,973	(19,661)	-82.0%
Comprehensive income	443,328	553,916	(110,588)	-20.0%

Revenue

Our revenue was US$27,102,960 for the six months ended September 30, 2025, as compared to US$25,491,474 for the six months ended September 30, 2024, representing an increase of approximately US$1,611,486 or approximately 6.3%. The increase in our revenue was mainly driven by the higher volume of work performed by our Group on ongoing sizable public sector projects and the increase in number of newly public sector projects that commenced in the previous fiscal year ended March 31, 2025.

Cost of revenue

Our cost of revenue primarily consists of subcontracting charges, material and consumables costs, direct labor costs, and overhead costs such as depreciation of equipment that are directly attributable to services provided. We incurred a cost of revenue of US$25,239,127 for the six months ended September 30, 2025, as compared to US$23,917,413 for the six months ended September 30, 2024, an increase of US$1,321,714 or 5.5%. The increase was generally in line with the increase in revenue. The increase in cost of revenue was primarily driven by higher material costs, which stemmed from the execution of certain projects that required more material-intensive during the six months ended September 30, 2025.

Gross profit and gross profit margin

Our gross profit for the six months ended September 30, 2025 increased by US$289,772, or 18.4%, to US$1,863,833 from US$1,574,061 in the corresponding period of 2024. The increase was primarily driven by higher revenue for the six months ended September 30, 2025, as discussed above. Additionally, there was an improvement in gross profit margin, which rose from approximately 6.2% for the six months ended September 30, 2024 to 6.9% for the six months ended September 30, 2025. The increase in gross profit margin was principally attributable to (i) the economies of scale realized on certain larger projects across a higher volume of work performed during the six months ended September 30, 2025; (ii) continued effectiveness of cost-control measures implemented in prior periods.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff costs, consultancy fees, directors’ remuneration, bank charges, depreciation, and other miscellaneous administrative expenses. We incurred general and administrative expenses of US$1,425,322 for the six months ended September 30, 2025, compared to US$509,741 for the six months ended September 30, 2024, an increase of US$915,581 or 179.6%. The increase in general and administrative expenses was attributable to several changes: (i)Marketing services fee significantly increased from US$Nil for the six months ended September 30, 2024 to US$752,835 for the six months ended September 30, 2025, related to marketing activities for investor relation and training. (ii)Administrative staff costs increased by 32.1% from US$232,319 for the six months ended September 30, 2024 to US$306,842 for the six months ended September 30, 2025, attributed to the hiring of two additional assistant project managers during the six months September 30, 2025 to strengthen project execution capabilities on newly awarded projects. In addition, (iii) Legal and professional fee increased from US$Nil for the six months ended September 30, 2024 to US$63,683 for the six months ended September 30, 2025, mainly related to the post-listing fees for compliance purpose during the six months ended September 30, 2025.

Other income, net

Other income, net mainly represents various income streams including bank interest income, imputed interest income, consultancy fee income, and sundry income. The overall increase in other income by 1,717.8%, from US$35,153 for the six months ended September 30, 2024 to US$639,026 for the six months ended September 30, 2025, was primarily driven by the presence of the distribution fee income of US$543,810 for the six months ended September 30, 2025, which related to the resale of construction machinery and equipment during the six months ended September 30, 2025.

Interest expense

We incurred an interest expense of US$352,751 for the six months ended September 30, 2025, as compared to US$450,917 for the six months ended September 30, 2024, a decrease of US$98,166 or 21.8%. The decrease in interest expense was primarily due to a lower average interest rate, reflecting the full impact of the successive interest rate cuts. The decline in the HSBC Prime Lending Rate and HIBOR directly translated into reduced borrowing costs across our outstanding bank loans and other borrowing.

Income tax expense

Our Company, Skyline Builders Group Holding Limited, was incorporated in the Cayman Islands. Our wholly-owned subsidiary, Skyline Builders (BVI) Holding Limited, was incorporated in the British Virgin Islands. Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains, or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Our indirectly wholly-owned subsidiary, Kin Chiu Engineering Limited, is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$255,957) and 16.5% on any part of assessable profits over HK$2,000,000 (US$255,957). For the years ended March 31, 2025, and 2024, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly.

We incurred income tax expenses of US$240,643 for the six months ended September 30, 2025, compared to US$86,825 for the six months ended September 30, 2024, an increase of US$153,818 or 177.2%. Our effective tax rate was approximately 21.4% for the six months ended September 30, 2025, and approximately 14.1% for the six months ended September 30, 2024. The increase in effective tax rate was mainly due to less non-tax income during the six months ended September 30, 2025.

Net income and total comprehensive income

As a result of the foregoing, we reported a net profit for the year of US$439,016 for the six months ended September 30, 2025, as compared to US$529,943 for the six months ended September 30, 2024, an decrease of US$90,927 or 17.2%.

Total comprehensive income for the year was US$443,328 for the six months ended September 30, 2025, as compared to US$553,916 for the six months ended September 30, 2024, and decrease of US$110,588 or 20.0%.

The decrease in other comprehensive income was attributed to lower profits during the six months ended September 30, 2025.

Share Capital and Additional Paid-in Capital

Disclosure of early adoption of ASU 2025-12

The Company elected to early adopt the guidance in ASU 2025-12, effective April 1, 2025. The adoption of ASU 2025-12 resulted in the Company recording the excess of share retirement costs over par value as a direct reduction to APIC.

Private Placement Disclosure

In August 2025, the Company closed a private placement (the “Skyline Private Placement”) pursuant to which the Company issued and sold (i) 1,359,314 Class A Ordinary Shares, (ii) prefunded warrants to purchase 22,990,000 Class A Ordinary Shares, at an exercise price of $0.0001 per share (“Prefunded Warrants”) (iii) Class A Ordinary Share Purchase Warrant As to purchase up to 24,349,314 Class A Ordinary Shares, at an exercise price of $0.60 per share (“A Warrants”), (iv) Class A Ordinary Share Purchase Warrant Bs to purchase up to 24,349,314 Class A Ordinary Shares, at an exercise price of $0.65 per share (“B Warrants” and together with the Prefunded Warrants and A Warrants, “Warrants”), and (v) placement agent warrants to purchase 1,947,945 Class A Ordinary Shares issued to the placement agents of the Private Placement as compensation. The Company received aggregate gross proceeds of $17.8 million from the Private Placement, before deducting fees and offering expenses. Approximately $7.0 million of the proceeds from the Private Placement was used to retire 18,500,000 Class A Ordinary Shares owned by Supreme Development (BVI) Holdings Limited, the Company’s previous controlling shareholder, which was accounted for under ASU 2025-12.

About Skyline Builders Group Holding Limited

Skyline Builders Group Holding Limited operates as an Approved Public Works Contractor undertaking roads and drainage to its customers in Hong Kong. Its construction activities mainly include public civil engineering works, such as road and drainage works, in Hong Kong. It mostly undertakes civil engineering works in the role of subcontractor, while it is also fully qualified to undertake such works in the capacity of main contractor. The Company’s public sector projects mainly involve infrastructure developments while private sector projects mainly involved residential and commercial developments.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Skyline Builders Group Holding Limited
Investor Relations Department
Email: ir@skylinebuilders.cc

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
As of September 30, 2025 and March 31, 2025
(Expressed in United States Dollars (“US$”))

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	9,342,865	718,625
Accounts receivable, net	15,951,678	10,032,305
Contract assets, current portion	1,295,572	4,636,670
Prepayments and other current assets	5,667,863	7,020,687
Total current assets	32,257,978	22,408,287

Non-current assets:
Equity method investments	1,326,124	1,324,129
Property, plant and equipment, net	167,428	241,809
Finance lease right-of-use assets, net	21,492	87,385
Operating lease right-of-use assets, net	73,889	162,886
Life insurance policy, cash surrender value	1,416,699	1,390,388
Contract assets, net of current portion	1,321,770	1,029,078
Deposits for acquisition of plant and equipment	1,783,930	1,784,389
Deferred tax assets	90,268	65,241
TOTAL ASSETS	$38,459,578	28,493,592

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,133,824	1,797,735
Contract liabilities	1,349,850	2,322,911
Bank and other borrowings	11,959,527	12,044,435
Finance lease liabilities, current portion	10,626	56,795
Operating lease liabilities, current portion	62,563	115,372
Due to related parties	3,427,243	1,360,024
Accrued expenses and other current liabilities	1,901,117	1,770,319
Income tax payable	495,467	372,816
Total current liabilities	20,340,217	19,840,407

Non-current liabilities:
Operating lease liabilities, net of current portion	—	26,700
Other long-term liabilities, net of current portion	34,353	34,362
TOTAL LIABILITIES	20,374,570	19,901,469

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets — (Continued)
As of September 30, 2025 and March 31, 2025
(Expressed in United States Dollars (“US$”))

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)	(Audited)
SHAREHOLDERS’ EQUITY
Class A Ordinary shares, 4,950,000,000 shares authorized, par value US$0.00001 each, 11,089,314 and 28,230,000 Class A ordinary shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	111	282
Class B Ordinary shares, 50,000,000 shares authorized, par value US$0.00001 each, 1,995,000 Class B ordinary shares issued and outstanding as of September 30, 2025 and March 31, 2025	20	20
Additional paid-in capital	14,814,427	5,764,699
Retained earnings	3,260,800	2,821,784
Accumulated other comprehensive income	9,650	5,338
Total shareholders’ equity	18,085,008	8,592,123
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$38,459,578	28,493,592

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income
For the Six Months Ended September 30, 2025 and 2024
(Expressed in United States Dollars (“US$”))

	Six Months Ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues	$27,102,960	$25,491,474
Cost of revenue	(25,239,127)	(23,917,413)
Gross profit	1,863,833	1,574,061

Operating expenses:
General and administrative expenses	(1,425,322)	(509,741)
Allowance for credit losses	(47,453)	(31,357)
Total operating expenses	(1,472,775)	(541,098)

Income from operations	391,058	1,032,963

Other income/(expense)
Interest expense	(352,751)	(450,917)
Other income, net	639,026	35,153
Total other income/(expense), net	286,275	(415,764)

Income before income taxes and equity in net losses of affiliates	677,333	617,199

Income tax expense	(240,643)	(86,825)
Income before equity in net losses of affiliates	436,690	530,374

Equity in net gains / (losses) of affiliates	2,326	(431)

Net income	$439,016	$529,943
Other comprehensive income
Foreign currency translation adjustment	4,312	23,973
Comprehensive income	$443,328	$553,916

Earnings per share – Basic	0.016	0.019
Earnings per share – Diluted	$0.011	$0.019
Weighted average shares outstanding – Basic	27,211,253	28,500,000
Weighted average shares outstanding – Diluted	39,815,847	28,500,000

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Shareholders’ Equity
For the Six Months Ended September 30, 2025 and 2024
(Expressed in United States Dollars (“US$”))

	Class A Ordinary Shares		Class B Ordinary Shares		Additional	Accumulated other
	No. of shares	Amount	No. of shares	Amount	paid-in- capital	comprehensive income/(loss)	Retained earnings	Total
Balance as of March 31, 2024	26,505,000	$265	1,995,000	$20	$957,394	$(10,261)	$2,094,337	$3,041,755
Net income	—	—	—	—	—	—	529,943	529,943
Foreign currency translation adjustment	—	—	—	—	—	23,973	—	23,973
Balance as of September 30, 2024 (Unaudited)	26,505,000	$265	1,995,000	$20	$957,394	$13,712	$2,624,280	$3,595,671

	Class A Ordinary Shares		Class B Ordinary Shares		Additional	Accumulated other
	No. of shares	Amount	No. of shares	Amount	paid-in- capital	comprehensive income/(loss)	Retained earnings	Total
Balance as of March 31, 2025	28,230,000	$282	1,995,000	$20	$5,764,699	$5,338	$2,821,784	$8,592,123
Net income	—	—	—	—	—	—	439,016	439,016
Issue of shares	1,359,314	14	—	—	16,049,728	—	—	16,049,742
Share Retirement	(18,500,000)	(185)	—	—	(7,000,000)	—	—	(7,000,185)
Foreign currency translation adjustment	—	—	—	—	—	4,312	—	4,312
Balance as of September 30, 2025 (Unaudited)	11,089,314	$111	1,995,000	$20	$14,814,427	$9,650	$3,260,800	$18,085,008

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Cash Flows
For the Six Months Ended September 30, 2025 and 2024
(Expressed in United States Dollars (“US$”))

	Six Months Ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	439,016	529,943
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	229,184	450,774
Allowance for credit losses	47,453	31,357
Change in cash value of life insurance policy	(26,559)	6,779
Equity in net (gain)/ losses of affiliates	(2,326)	431
Deferred income taxes	(24,942)	(40,788)
Change in operating assets and liabilities:
Accounts receivable	(5,983,659)	(3,828,876)
Contract assets	3,072,905	3,508,769
Prepayments and other current assets	1,346,918	(1,932,514)
Income tax payable	122,651	(8,183)
Accounts payable	(660,749)	(341,927)
Contract liabilities	(968,507)	925,263
Accrued expenses and other current liabilities	142,670	353,020
Operating lease liabilities	(78,790)	(151,223)
Due to related parties	2,059,154	(53,665)
Other long-term liabilities	(12,309)	(7,702)
Net cash used in operating activities	(297,890)	(558,542)

Cash flows from investing activities:
Purchase of property, plant and equipment	(973)	—
Proceeds from redemption of life insurance policy	—	158,975
Net cash (used in) provided by investing activities	(973)	158,975

Cash flows from financing activities:
Repayment of bank and other borrowings	(17,925,396)	(20,932,540)
Proceeds from bank and other borrowings	17,843,917	21,438,339
Proceeds from bank overdrafts	—	64,572
Payment of offering costs	—	(388,983)
Proceed from private placement	17,775,000	—
Transaction costs attributable to private placement	(1,725,272)	—
Payment of share retirement	(7,000,000)	—
Transaction costs attributable to issuance of shares	(171)	—
Repayment of finance lease liabilities	(45,967)	(90,857)
Net cash provided by financing activities	8,922,111	90,531

Foreign currency translation adjustment	992	867

Net change in cash and cash equivalents	8,624,240	(308,169)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	718,625	323,595

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	9,342,865	15,426

Supplemental disclosure of cash flow information:
Interest paid	(352,751)	(450,917)
Income taxes paid	(143,336)	(135,321)